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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                        FRONTEER FINANCIAL HOLDINGS, LTD.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   359031 10 1
                                ----------------
                                 (CUSIP Number)

              R. A. Fitzner, Jr., 1700 Lincoln Street, 32nd Floor,
                         Denver, CO 80203 (303) 860-1700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 18, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 4 pages

                                  SCHEDULE 13D

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. A. Fitzner, Jr.
      S.S. No.: ###-##-####
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (See Instructions)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  679,667 shares--4%
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    0
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          679,667 shares--4%
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          679,667 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                                        [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (See Instructions)

       IN
  -------------------------------------------------------------------------



                               Page 2 of 4 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Amendment No. 4 to Schedule 13D, R. A. Fitzner, Jr. beneficially owns 679,667 shares of the common stock of the Issuer which constitutes approximately 4% of the outstanding common stock of the Issuer. This amount includes shares underlying options Mr. Fitzner has given to two persons to purchase 300,000 shares from Mr. Fitzner's personal holdings.

     (b) R. A. Fitzner, Jr., has sole voting and disposition power of the 679,667 shares.

     (c) On December 17, 1997, R. A. Fitzner, Jr. entered into an agreement with Heng Fung Capital [S] Private Limited, a Singapore corporation that is a wholly owned subsidiary of Heng Fung Holdings Company Limited, a public company traded on the Hong Kong Stock Exchange. Pursuant to the agreement, effective February 18, 1998, Heng Fung Capital [S] Private Limited purchased 3,556,777 shares of the Issuer's common stock from R. A. Fitzner, Jr., at a price of $0.88 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 679,667 shares.

     (e) R. A. Fitzner, Jr. has ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.



                               Page 3 of 4 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                   /s/ R. A. Fitzner, Jr.
                                   ------------------------------------------
                                   R. A. Fitzner, Jr.

                             Date: February 19, 1998
                                   -----------------------------------------












                               Page 4 of 4 Pages